EXHIBIT 99.1


                                               February 7, 2003





Swift Energy Company
16825 Northchase Drive, Suite 400 Houston, Texas 77060







Gentlemen:

Re: Year-End 2002 Reserves Audit


At your request, we have independently audited the estimates of oil, natural gas and natural gas liquid reserves and future net cash flows as of December 31, 2002, that Swift Energy Company (Swift) attributes to net interests owned by Swift. Based on our audit, we consider the Swift estimates of net reserves and net cash flows to be in reasonable agreement, in the aggregate, with those estimates that would result if we performed a completely independent evaluation effective December 31, 2002.

The Swift estimated net reserves, future net cash flow, and discounted future net cash flow are summarized below:

                           Domestic and International
                                 Proved Reserves
-----------------------------------------------------------------------------------------------------------------------------------
                                            Estimated                                               Estimated
                                          Net Reserves                                         Future Net Cash Flow
                               ---------------------------------------------    ---------------------------------------------------
                                   Oil, NGL, &                                                                  Discounted
                                    Condensate               Gas                                                  at 10%
                                    (Barrels)               (MCF)                   Nondiscounted                Per Year
                               ----------------------  ---------------------    ---------------------    --------------------------
Proved Developed                    35,928,395             233,514,572          $ 1,163,436,929                $ 679,356,172

Proved Undeveloped                  34,510,568              93,217,100          $   881,840,377                $ 481,833,151
                               ----------------------  ---------------------    ---------------------    --------------------------
Total Proved                        70,438,963             326,731,672          $ 2,045,277,306              $ 1,161,189,323

                                    Domestic
                                 Proved Reserves
------------------------------------------------------------------------------------------------------------------------------
                                               Estimated                                       Estimmated
                                              Net Reserves                                Future Net Cash Flow
                               -------------------------------------------  --------------------------------------------------
                                    Oil, NGL, &                                                              Discounted
                                    Condensate                  Gas                                            at 10%
                                      (Barrels)                (Mcf)            Nondiscounted                 Per Year
--------------------------------------------------------------------------  --------------------------------------------------
Proved Developed                   26,530,112             149,731,562                 $ 917,616,064         $ 516,832,848

Proved Undeveloped                 32,499,528              90,092,500                 $ 840,232,905         $ 456,632,145
                               ---------------------- --------------------  ------------------------    ----------------------
Total Proved                       59,029,640             239,824,062                $1,757,848,969         $ 973,464,993


                                   New Zealand
                                 Proved Reserves
 -----------------------------------------------------------------------------   ----------------------------------------------
                                                 Estimated                                         Estimated
                                                Net Reserves                                 Future Net Cash Flow
                               -----------------------------------------------   ----------------------------------------------
                                        Oil, NGL&                                                           Discounted
                                       Condensate                   Gas                                       at 10%
                                        (Barrels)                  (Mcf)           Nondiscounted              Per Year
                               --------------------------   ------------------   ------------------  --------------------------
 Proved Developed                     9,398,283                83,783,010             $245,820,865                $162,523,324

 Proved Undeveloped                   2,011,040                 3,124,600             $ 41,607,472                $ 25,201,006
                               --------------------------   ------------------   ------------------  --------------------------
 New Zealand Total                   11,409,323                86,907,610            $ 287,428,337               $ 187,724,330



The discounted future net cash flows summarized in the above tables are computed using a discount rate of 10 percent per annum. Proved reserves are estimated in accordance with the definitions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a). The definitions are included, in part, as Attachment I. The reserves discussed herein are estimates only and should not be construed as exact quantities. Future economic or operating conditions may affect recovery of estimated reserves and cash flows, and reserves of all categories may be subject to revision as more performance data become available.

Swift represents that the future net cash flows discussed herein were computed using prices received for oil and natural gas as of December 31, 2002. Domestic oil and condensate prices are based on a year-end 2002 reference price of $31.00 per barrel. Natural gas price is based on a year-end 2002 reference price of $4.59 per MMBtu. New Zealand oil and condensate prices are based on a year-end 2002 reference price of $31.00 per barrel. The New Zealand gas price is based on a year-end 2002 contract prices of US$ 1.52 per Mcf for the TAWN area and US$
1.42 per Mcf for Rimu field. The sales price for natural gas liquids is based on the oil reference price adjusted by the appropriate differential. A differential is applied to the oil, condensate, and natural gas reference prices to adjust for transportation, geographic property location, and quality or energy content. Product prices, direct operating costs, and future capital expenditures are not escalated and therefore remain constant for the projected life of each property. Swift represents that the provided product sales prices and operating costs are in accordance with Securities and Exchange Commission guidelines.

This audit has been conducted according to the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information approved by the Board of Directors of the Society of Petroleum Engineers, Inc. Our audit included examination, on a test basis, of the evidence supporting the reserves discussed herein. We have reviewed the subject properties, and where we had material disagreements with the Swift reserve estimates, Swift revised its estimate to be in agreement. In conducting our audit, we investigated each property to the level of detail that we believe necessary to provide a reasonable basis for the judgements expressed herein.

Based on our investigations, it is our judgement that Swift used appropriate engineering, geologic, and evaluation principles and methods that are consistent with practices generally accepted in the petroleum industry. Reserve estimates were based on extrapolation of established performance trends, material balance calculations, volumetric calculations, analogy with the performance of comparable wells, or a combination of these methods. Reserve estimates from volumetric calculations or from analogies are often less certain than reserve estimates based on well performance obtained over a period during which a substantial portion of the reserve was produced.

Estimates of net cash flow and discounted net cash flow should not be interpreted to represent the fair market value for the audited reserves. The estimated reserves and cash flows discussed herein have not been adjusted for uncertainty.

Future net cash flow as presented herein is defined as the future cash inflow attributable to the evaluated interest less, if applicable, future operating costs, ad valorem taxes, and future capital expenditures. Future cash inflow is defined as gross cash inflow less, if applicable, royalties and severance taxes. Future cash inflow and future net cash flow stated in this report exclude consideration of state or federal income tax. Future costs of facility and well abandonments and the restoration of producing properties to satisfy environmental standards are not deducted from cash flow.

In conducting this audit, we relied on data supplied by Swift. The extent and character of ownership, oil and natural gas sales prices, operating costs, future capital expenditures, historical production, accounting, geological, and engineering data were accepted as represented. No independent well tests, property inspections, or audits of operating expenses were conducted by our staff in conjunction with this work. We did not verify or determine the extent, character, status, or liability, if any, of production imbalances or any current or possible future detrimental environmental site conditions.

In order to audit the reserves and future cash flows estimated by Swift, we have relied in part on geological, engineering, and economic data furnished by our client. Although we have made a best efforts attempt to acquire all pertinent data and to analyze it carefully with methods accepted by the petroleum industry, there is no guarantee that the volumes of hydrocarbons or the cash flows projected will be realized. The reserve and cash flow projections discussed in this report may require revision as additional data become available.

If investments or business decisions are to be made in reliance on these judgements by anyone other than our client, such person, with the approval of our client, is invited to visit our offices at his expense so that he can evaluate the assumptions made and the completeness and extent of the data available on which our opinions are based. This report is for general guidance only, and responsibility for subsequent decisions resides with the decision maker.

Any distribution or publication of this work or any part thereof must include this letter in its entirety.

                                       Yours very truly,

                                       H.J. GRUY AND ASSOCIATES,

                                       Texas Registration Number F-000637

                                       by:    /s/Marilyn Wilson
                                       ----------------------------------------
                                       Marilyn Wilson, PE
                                       President and Chief Operating Officer



Attachment

                                  ATTACHMENT I

                   DEFINITIONS OF PROVED OIL AND GAS RESERVES

PROVED OIL AND GAS RESERVES

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquid which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

PROVED DEVELOPED OIL AND GAS RESERVES

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

PROVED UNDEVELOPED RESERVES

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

     ' Contained in Securities and Exchange Commission Regulation S-X, Rule 4-10
(a)